Citigroup Managed Futures LLC
                         731 Lexington Avenue 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated August 31, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                   August 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $921.58 per unit at the end of August, up 7.3% for the month and down 5.4% year to date.

The Fund was profitable during August, driven primarily by the reaction of the financial and commodity markets to hurricane Katrina. The energy sector provided the greatest source of profits for the Fund as energy prices hit record highs during the month. Early in August, prices were supported by concerns that the death of Kind Fahd of Saudi Arabia could lead to instability in the Middle East. By the end of the month energy prices skyrocketed as a result of hurricane Katrina. The storm caused a virtual shutdown of both production facilities and refineries. Trend-based programs benefited from rising prices as most have maintained a long position bias given the prevailing upward trends.

The absence of discernable trends in U.S. dollar and fixed income resulted in losses which offset part of the gains made in energy trading. In fixed income trading, U.S. Treasury yields, which had been rising through the first week of August, began to decline as the month progressed. Markets interpreted the prospect of the U.S. Fed raising interest rates would be both inflationary and detrimental to growth. In currency trading, the dollar gyrated as markets grappled with mixed domestic data, the impact and pace of Chinese currency revaluation, and the looming Japanese election, culminating in a sharp move downward upon arrival of the storm. Currency trading produced the poorest results for the period.

Small profits were earned in stock index trading as the Nikkei (Osaka) rose to a four year high on signs that the world's second largest economy grew for the third straight quarter. Trading in metals was unprofitable as volatility typified trading in gold during the month. Trading in agricultural markets provided additional profits for the Fund this month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period August 1,
                             Through August 31, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      --------
Realized gains from trading            $27,057,126       3.23%
Change in unrealized gains/losses
     from trading                       40,394,741       4.82
                                       -----------      -----
                                        67,451,867       8.05
Less, Brokerage commissions
     and clearing fees ($380,588)        4,762,892       0.57
                                       -----------      -----
Net realized and unrealized gains       62,688,975       7.48
Interest Income                          1,872,294       0.22
                                       -----------      -----
                                        64,561,269       7.70
                                       -----------      -----
Less, Expenses:
     Management fees                     1,437,149       0.17
     Incentive fees                      3,322,409       0.40
     Other expenses                        118,700          -
                                       -----------      -----
                                         4,878,258       0.57
                                       -----------      -----
Net income                              59,683,011       7.13%
                                                        -----

Additions (12,944.2718 L.P. units
at July 31, 2005 net asset
value per unit of $858.99)              11,119,000
Redemptions (23,891.6035 L.P. units
at August 31, 2005 net asset
value per unit of $921.58)             (22,018,024)
                                       -----------
Increase in net assets                  48,783,987
Net assets July 31, 2005               807,619,185
                                       -----------
Net assets August 31, 2005            $856,403,172
                                       ===========
Net Asset Value per unit
  ($856,403,172 / 929,440.7624 Units)       $921.42
                                             ======
Redemption value per unit  (Note 1)         $921.58
                                             ======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $921.58.


The net asset value per unit of $921.42 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Daniel R. McAuliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.